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SEC Mail Processing
FEB 28 2020
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51965

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Martin Wolf Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7033 E. Greenway Parkway Suite 160
(No. and Street)

Scottsdale	**Arizona**	**85254**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin D. Wolf **925-355-0110**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

OATH OR AFFIRMATION

I, **Martin Wolf**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Martin Wolf Securities, LLC**, as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
EMILY WALLACE
Notary Public - State of Arizona
MARICOPA COUNTY
Comm. #534591 Exp. Oct. 15, 2021

Signature

President

Title

Emily Wallace

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY ACKNOWLEDGEMENT ATTACHMENT

Individual

State of [Arizona]

County of [Maricopa]

OFFICIAL SEAL
EMILY WALLACE
Notary Public - State of Arizona
MARICOPA COUNTY
Comm. #534591 Exp. Oct. 15, 2021

(Affix notary seal here)

On this 25th day of February, 2020, before me personally appeared Martin D. Wolf, whose identity was proven to me on the basis of satisfactory evidence to be the person who he or she claims to be, and acknowledged that he or she signed the above/attached document.

Emily Wallace

Notary Public

My commission expires on [10/15/21]

Martin Wolf Securities, LLC

Annual Audit Report

December 31, 2019

Martin Wolf Securities, LLC

December 31, 2019

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Martin Wolf Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martin Wolf Securities, LLC (the "Company') as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Martin Wolf Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Martin Wolf Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Martin Wolf Securities, LLC's auditor since 2000.

Walnut Creek, California

February 25, 2020

Martin Wolf Securities, LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	781,893
Accounts receivable		30,248
Prepaid expense		2,324
Total Assets	$	814,465

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	14,639
Deferred revenue		58,000
Due to member		30,349
Total Liabilities		102,988
Member's Equity		711,477
Total Liabilities and Member's Equity	$	814,465

See accompanying notes.

Martin Wolf Securities, LLC

Statement of Income

For the Year Ended December 31, 2019

Revenue		
Investment banking fees	$	1,952,242
Interest and other income		23,867
Total Revenue		1,976,109
Expenses		
Professional fees		33,265
Regulatory fees		7,721
Operating expenses		45,387
Total Expenses		86,373
Net Income	$	1,889,736

See accompanying notes.

Martin Wolf Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2019

January 1, 2019	$	1,536,741
Distributions		(2,715,000)
Net income		1,889,736
December 31, 2019	$	711,477

See accompanying notes.

Martin Wolf Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net income	$ 1,889,736
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	39,166
Prepaid expenses	(425)
Increase (decrease) in:	
Accounts payable and accrued expenses	(14,296)
Unearned income	21,333
Due to member	(2,499)
Net Cash Provided by Operating Activities	1,933,015
Cash Flows from Financing Activities	
Distributions	(2,715,000)
Net Cash Used in Financing Activities	(2,715,000)
Net Decrease in Cash and Cash Equivalents	(781,985)
Cash and cash equivalents at beginning of year	1,563,878
Cash and Cash Equivalents at End of Year	$ 781,893

See accompanying notes.

Martin Wolf Securities, LLC

Notes to the Financial Statements

December 31, 2019

1. Organization

Martin Wolf Securities, LLC (the "Company") was organized as a California limited liability company on June 25, 1999 and terminates on June 25, 2029 unless extended or terminated sooner. In 2018, the Company became an Arizona limited liability company. The Company is a wholly owned subsidiary of Martin Wolf Associates Incorporated ("MWA") and operates in Scottsdale, Arizona. The Company is registered with the Securities and Exchange Commission as a securities broker dealer and engages in mergers and acquisition consulting primarily with high technology companies on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit loss in existing accounts receivable. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2015.

Martin Wolf Securities, LLC

Notes to the Financial Statements

December 31, 2019

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets recorded at fair value.

Money Market Funds

Money market funds are invested in Schwab's treasury and government short-term funds and are valued at closing price in active market.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets at fair value				
Money market funds	$ 129,486	$ -	$ -	$ 129,486
Total assets at fair value	$ 129,486	$ -	$ -	$ 129,486

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $676,315 which exceeded the requirement by $669,449.

5. Risk Concentration

Due to the nature of the merger and acquisition business, the Company's investment banking fees during the year were primarily the result of a few transactions. Approximately 69% of revenue was generated from two customers. At December 31, 2019 99% of accounts receivable was due from one customer.

Deposits at a financial institution exceeded the federally insured limits by $108,578.

6. Related Party Transaction

MWA provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous. At December 31, 2019, $30,349 was due to MWA for reimbursable expenses collected on its behalf.

7. Revenue from Contracts with Customers:

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

7. Revenue from Contracts with Customers (Continued):

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Investment banking fees: The Company provides advisory services on mergers and acquisitions (M&A). The fees are either fixed or variable. The variable consideration cannot be determined until after a transaction closes and are based on a percentage of the transaction value. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Success fees: The Company recognizes success fees at a point in time when a transaction is completed. Success fees are typically variable and recognized at a point in time when the customer obtains the control and benefit of service and the related performance obligation been satisfied.

Commitment and retainer fees: Commitment and retainer fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's customers simultaneously receive and consume the benefits of those services as they are provided.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended December 31, 2019:

Revenues from contracts with customers:	
Investment banking fees	
Success fees	$ 1,366,050
Commitment and retainer fees	541,667
Expense reimbursement income	44,525
Total investment banking fees	1,952,242

Contract Balances

Income is recognized upon completion of the related performance obligation when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $69,415 and $30,248 as of January 1, 2019 and December 31, 2019 respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue related to contracts with customers totaled $36,667 and $58,000 as of January 1, 2019 and December 31, 2019 respectively.

The Company recognizes revenue from expense reimbursements on a gross basis and includes this income in investment banking fees on the accompanying statement of income. Direct costs to obtain or fulfill a contract are evaluated under the criteria for capitalization. There were no capitalized costs at December 31, 2019.

8. Subsequent Events

The Company has evaluated subsequent events through February 25, 2020, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Martin Wolf Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2019

Net Capital		
Total member's equity	$	711,477
Less: Non-allowable assets		
Accounts receivable		30,248
Prepaid expenses		2,324
Total non-allowable assets		32,572
Net capital before haircuts		678,905
Less: haircuts		2,590
Net Capital	$	676,315
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $102,988 or $5,000, whichever is greater		6,866
Excess Net Capital	$	669,449

Reconciliation with Company's Net Capital Computation (Included in Part II of Amended Form X-17A5 as of December 31, 2019)

There were no material differences noted in the Company's net capital computation at December 31, 2019

See accompanying notes.

Martin Wolf Securities, LLC
Schedule II

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Martin Wolf Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Martin Wolf Securities, LLC (the "Company") described that it does not fit one of the exemption provisions, but claimed an exemption from 17 C.F.R. §240.15c3-3 based on reliance on footnote 74 to SEC Release 34-70073, and as discussed in the Q & A 8 of the related FAQ issued by the SEC staff (the "exemption") and (2) the Company stated that it met the identified exemption throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on its exemption to Rule 15c3-3 under the Securities Exchange Act of 1934 as defined above.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 25, 2020

martinwolf

15c3-3 EXEMPTION REPORT

February 14, 2020

I, Martin D. Wolf, President of Martin Wolf Securities, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R 240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions, but it only engages in merger and acquisition advisory services and does not hold customer funds or securities.

2. The Company met this exemption from 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2019 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the exemption from 17 C.F.R 240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Martin D. Wolf
President

MDW/lty

7033 East Greenway Parkway
Suite 160
Scottsdale, AZ 85254

925.355.0110 P
martinwolf.com